UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ATRION CORPORATION

(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

049904105

(CUSIP Number)

Jennifer McDonough

Executive Vice President,

General Counsel and Secretary

Nordson Corporation

28601 Clemens Road

Westlake, Ohio 44145

(440) 892-1580

with a copy to:

James Dougherty

Shanu Bajaj

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Nordson Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ohio

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

Explanatory Note

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on May 30, 2024 (the “Original Schedule 13D”) and is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.10 per share (“Common Stock”) of Atrion Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Allentown Parkway, Allen, TX 75002. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D.

This Amendment constitutes an exit filing of Nordson Corporation (“Nordson” or the “Reporting Person”) in respect of the Common Stock previously reported as beneficially owned by the Reporting Person.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented by adding the following information:

As a result of the Merger, the Issuer is a wholly owned subsidiary of Nordson.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following to the end thereof:

On August 21, 2024, the transactions contemplated by the Merger Agreement were consummated, including the Merger, whereby Merger Sub merged with and into the Issuer, with the Issuer continuing as a wholly owned subsidiary of Nordson. Pursuant to the terms of the Merger Agreement, each issued and outstanding share of Common Stock (other than shares of Common Stock (i) held in the treasury of the Issuer or owned by any direct or indirect wholly owned subsidiary of the Issuer immediately prior to the Effective Time, (ii) owned by Merger Sub, Nordson or any direct or indirect wholly owned subsidiary of Nordson immediately prior to the Effective Time, or (iii) held by a holder or beneficial holder that or who was entitled to demand and has properly demanded appraisal for such shares of Common Stock in accordance with, and that or who complied in all respects with, Section 262 of the General Corporation Law of the State of Delaware) was canceled and converted into the right to receive an amount in cash equal to $460.00 per share of Common Stock, without interest.

At the Effective Time, the Voting Agreements and the associated proxies granted thereunder automatically terminated in accordance with the terms of the Voting Agreements.

On August 21, 2024, in connection with the Merger, the Issuer notified The Nasdaq Global Select Market (“Nasdaq”) of the consummation of the Merger and requested that trading of the shares of Common Stock on Nasdaq be suspended prior to the opening of trading on August 21, 2024. In addition, at the Issuer’s request, Nasdaq filed with the SEC an application on Form 25 to delist the shares of Common Stock from Nasdaq and deregister the shares of Common Stock under Section 12(b) of the Securities and Exchange Act of 1934, as amended (the “Act”). Trading of shares of Common Stock on Nasdaq was suspended prior to the opening of trading on August 21, 2024. The Issuer intends to file with the SEC a Form 15 requesting that the Issuer’s reporting obligations under Section 13 and Section 15(d) of the Act be suspended.

As a result of the foregoing and as of the Effective Time, to the extent the terms of the Voting Agreements may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own shares of Common Stock, the Reporting Person will no longer be deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own such shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) To the extent the terms of the Voting Agreements may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own shares of Common Stock, the Reporting Person will, as a result of the consummation of the Merger and the termination of the Voting Agreements, no longer be deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own such shares of Common Stock, and the filing of this Amendment represents the final amendment to the Original Schedule 13D and constitutes an “exit” filing for the Reporting Person.

(c) Except as set forth in this Amendment with reference to the Merger Agreement and the Voting Agreements and the transactions contemplated by those agreements, and except as previously reported by the Issuer, the Reporting Person or any of the persons set forth on Annex A to the Original Schedule 13D, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed on Annex A to the Original Schedule 13D, has effected any transaction in the shares of Common Stock during the past 60 days.

(d) Except with reference to the Merger Agreement and the Voting Agreements and the transactions contemplated by those agreements, and except as set forth in this Amendment and the Original Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Annex A to the Original Schedule 13D has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer previously reported on the Original Schedule 13D.

(e) As of August 21, 2024 and as a result of the consummation of the Merger and the termination of the Voting Agreements (and associated proxies granted thereunder), to the extent the terms of the Voting Agreements may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own shares of Common Stock, the Reporting Person ceased to beneficially own more than five percent of Common Stock. Consequently, this Amendment constitutes an exit filing for the Reporting Persons.

Item 6. Interest in Securities of the Issuer

Item 6 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 4 of this Amendment is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of May 28, 2024, by and among Nordson Corporation, Alpha Medical Merger Sub, Inc., and Atrion Corporation (filed as Exhibit 2.1 to Nordson’s Current Report on Form 8-K filed with the SEC on August 21, 2024 and incorporated herein by reference).

2	Voting and Support Agreement, dated as of May 28, 2024, by and among Nordson Corporation, Montclair Harbour LLC, David A. Battat and Emile A. Battat (filed as Exhibit 2.2 to Nordson’s Current Report on Form 8-K filed with the SEC on May 29, 2024 and incorporated herein by reference).

3	Voting and Support Agreement, dated as of May 28, 2024, by and among Nordson Corporation, Stupp Bros., Inc. and John P. Stupp Jr. (filed as Exhibit 2.3 to Nordson’s Current Report on Form 8-K filed with the SEC on May 29, 2024 and incorporated herein by reference).

4	Form of Voting and Support Agreement (filed as Exhibit 4 to Nordson’s Original Schedule 13D filed with the SEC on May 30, 2024 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 21, 2024

NORDSON CORPORATION

By:	/s/ Jennifer McDonough
Name: Jennifer McDonough
Title: Executive Vice President, General Counsel and Secretary